Filed by: FACT II Acquisition Corp.

This communication is filed pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: FACT II Acquisition Corp.

Commission File Number: 001-42421

Date: December 5, 2025

PAD / Fact II Group Investor Call – Call Transcript – December 3, 2025

00:00:00.230 | Tamia (moderator)

Good afternoon. Thank you for attending today's Precision Aerospace & Defense, FACT II Group Investor Call. My name is Tamia, and I will be your moderator for today's call. All lines will be muted during the presentation portion of the call with an opportunity for questions and answers at the end. If you'd like to ask a question, you can do so by pressing the Q&A button at the bottom of your screen. I would now like to pass the conference over to your host, Adam Gishen with FACT II. You may proceed.

00:00:24.370 | Adam Gishen (SPAC Sponsor, FACT II)

Hi, everyone. It's Adam Gishen here. Delighted to join you to our launch call. You'll see that we have publicly announced the business combination agreement with Precision Aerospace & Defense. So here is our investor call to kick things off and give you a little more color around the company and why we're excited about this opportunity. So with that, I'm going to hand over to Brent, who will do some introductions, and then we'll come back to a presentation and then some Q&A at the end. All right. Brent?

00:00:49.220 | Brent Borden (Target Company, Precision Aerospace & Defense)

All right. Thank you, Adam. I appreciate it. We're excited to be here to talk to you about Precision Aerospace & Defense Group, and I'm the Chief Executive Officer. And we really want to share a proven profitable platform of engineering and manufacturing capabilities that provide solutions to the aerospace and defense industry in addition to the space industry. So we're excited about what we have to share with you, and I'm going to start off with some introductions. And, Ron, we'll start it off with you.

00:01:15.177 | Ron Buschur (Target Company, Precision Aerospace & Defense)

Hi. My name is Ron Buschur. Pleasure to meet everyone, and we look forward to sharing more about Precision Aerospace & Defense with you. I serve as the Vice Chairman of Precision Aerospace & Defense. We have some insights of a profitable and rapidly growing company that we want to share with you.

The company is honored to collaborate with FACT II. I was the Interim CEO of PAD prior to hiring Brent, and I have led both private and publicly traded companies, so substantial achievements over the years. And over the past few years, I had the pleasure of working with Joe as we were focusing on acquiring Aerodyn Engineering, and I'm pleased to have him as PAD's CFO.

Additionally, I had the privilege of working with Brent at another publicly traded company where over the years, we transformed this business from $100 million to $1 billion in annual sales, expanded our workforce to 10,000 employees, and we established 40 locations worldwide.

This organization provides state-of-the-art, wireless communication equipment and counter communication solutions to government agencies and commercial telecom providers. I've been honored to be serving on multiple U.S. presidential advisory boards focusing on wireless communications and counter communications, and I possess a TS/SCI government security clearance. Now let me turn it over to Joe.

00:02:34.820 | Joe Thiewes (Target Company, Precision Aerospace & Defense)

Thanks, Ron. Good afternoon. I'm Joe Thiewes, the CFO for Precision Aerospace & Defense. I have been in the role since March of this year. A quick background. I've been in manufacturing finance roles for over 20 years. Served in Division CFO roles for both Parker Hannifin and GE. In 2020, I joined Enjet Aero as their Director of FP&A and was the -- Enjet is a private equity-backed company in aerospace and grew from a holding company to over $350 million in annual sales via 9 acquisitions.

And I was a part of the acquisition team on the front-end due diligence to the back-end integration efforts. In 2023, I joined Aerodyn Engineering, which is the largest subsidiary of Precision Aerospace & Defense as of today. The owner and his management team brought me on board to help prep the business for a transaction.

And in December of 2023 -- or '24, apologies, sold to Precision Aerospace. I was fortunate to meet the Precision Aerospace Board, and I was asked to serve as the CFO. And again, proud to be in the role. Thanks for the time today. And with that, I'll hand it over to Adam and our partners at FACT II.

00:03:53.640 | Adam Gishen (SPAC Sponsor, FACT II)

Yes. Hi, everyone. It's Adam here. I'm delighted to be here. Just a quick background about ourselves and our SPAC. My background is in equity capital markets for about 20 years. And then in 2015, I ran investor relations for Credit Suisse for 5 years and also media recall comms. We're a second-time SPAC sponsor with 4 partners, 2 in the U.S. and 2 in Europe.

We couldn't be more happy combining with PAD. I think you'll find that they are exactly what we were looking for with a -- the SPAC transaction, profitable, proven, good cash flow, a great management team and really, a sector which has got a fantastic tailwind. So I'm going to hand back over to Brent, and we'll kick things off there. Thank you.

00:04:35.671 | Brent Borden (Target Company, Precision Aerospace & Defense)

Okay. Thanks so much, Adam. And so a little bit about my background. I'm a West Point graduate, commissioned in the infantry. I was an airborne ranger. And I spent a lot of time out in the field. And I spent my first assignment over in Europe for 3.5 years. Came back to the States where I met my wife, who is an Air Force officer. And then continued my career there at the 82nd Airborne Division. It's our nation's rapid deployment force.

Commanded there. Had another assignment after that. And then Lori and I decided to get out and raise a family. Moved to the West Coast, and that's where I met Ron and the company that he mentioned there in Southern California. And learned a lot from him and the development of that organization. Got to learn lean manufacturing, a large manufacturing operation in itself, worldwide networking as well as M&A activity and integration of companies into a large organization.

And then I decided to take it on my own and bought a company that was a manufacturing facility with clients that were prime. So Boeing, Northrop Grumman, Northrop Grumman Space, Boeing Satellite Systems, Lockheed Martin, L-3 Communications at the time, L3Harris now. And we were working on complex assemblies and components that went into airframes, like the F-22, the Apache and other spacecraft that we were participating in.

Then I found myself in the middle of the country in Kansas City at the National Security Campus. And that is the Department of Energy's National Nuclear Security Administration's manufacturing site for nuke weapons. And what we do there is manufacture 85% of the nonnuclear components. So very highly technical, very classified work going on with about 7,000 employees.

I started there and then I moved into a smaller subgroup that was called Global Security of about 400 individuals. And in that organization, we supported the Department of Defense and government agencies and organizations, and we're able to provide resources and solutions that industry couldn't or wouldn't provide. It was typically mission-oriented, national security related.

And so that kind of brings me into where I joined this organization. Ron asked me to come along and bring the vision that I had to grow a technology company that has manufacturing as a base that could provide solutions to the government and the Department of Defense or Department of War as we call it today. But as you know, the aerospace and defense market is growing rapidly. And so there are national security challenges all around the world that we're involved in.

And Ukraine-Russia is one area. China, Taiwan, you've heard of the conflicts over there and the potential for activity coming up here in the next year or 2. Also with respect to the Middle East, my son just returned from a deployment over there of 9 months, and there's still activity going on intensely in that area as well. We know that the DoD has established a $1 trillion budget, which is unique. And also, NATO is putting 5% of their GDP into defense.

We know a lot of the systems that they procure come through our DoD, and so there's opportunity there for this organization to continue to grow and build on relationships that we currently have and those that were growing. In my experience in classified briefings and unclassified briefings with the Air Force and the Navy program executive offices, there was frustration shared that industry partners and primes were not able to deliver on a timely manner and the volumes that they're looking for.

And so there's an opportunity for Precision Aerospace & Defense to fill the gap as a Tier 1 and 2 supplier to provide low-cost, high-volume solutions. Affordable mass is what the DoD is looking for, and we want to provide those capabilities as we go forward. If you look at our organization, we have 3 segments to convey to you here. One of them is engineering and sustainment. Precision manufacturing is another. And advanced nondestructive testing is the third.

If you look at this chart here, what we provide is scaled manufacturing and engineering service capabilities direct to the DoD, major OEMs and Tier 1 suppliers. We are in direct delivery of systems and subcomponents to those organizations. And we also have a proven M&A activity that we have integrated companies together and done that over the last 18 to 24 months very successfully. So we'll talk a little bit more about that.

If you look at the 2 big numbers in the middle of this slide, clearly, you see $128.9 million and $25.1 million, which is our projected pro forma revenue for '26 and EBITDA for 2026. And Joe will talk a little bit more about how we're going to get there. Ron, do you want to talk about some differentiators here, what makes us unique?

00:09:30.480 | Ron Buschur (Target Company, Precision Aerospace & Defense)

Absolutely, Brent. What we focused on is making sure that as we acquired and we were looking at companies, we had very little overlap between the companies that we acquired and the technologies and the products and solutions that they had. We want to make sure that the acquisitions were accretive day 1. We had a programmatic approach to these acquisitions. We focused on aerospace defense as well as other technologies, as Brent had talked about with the fourth leg of the stool.

We wanted to make sure that we had sustainable, repeatable and consistent growth with our blue-chip customers, and we're well positioned within the commercial customers as well as the government applications and customers that we serve in that area. We want to capitalize on generational growth. We know there's a lot of spend taking place in modernization of the commercial as well as military spend in aviation and defense.

We want to make sure that the space area is addressed because that's a rapidly growing area as well for communication satellites and unmanned vehicles. The key to our success and the success of PAD is an established management team and their capabilities that we believe will lead us into the future. And Brent and Joe having the experience running large organizations and the experience within the government and commercial space is invaluable. Brent?

00:11:01.240 | Brent Borden (Target Company, Precision Aerospace & Defense)

Thanks, Ron. If you look at this next slide, we'll break down our 3 segments for you. And you see the engineering and sustainment, precision manufacturing and nondestructive testing. One of the things that we believe is unique to this organization is the barriers to entry in these organizations that we've developed. We have existing relationships that go deep. Ron mentioned that, and we'll talk more about that in another slide.

But high-tech competency and licensing agreements that others don't have enable us to corner the market in some areas. When I look at engineering and sustainment, I think it's key because engineering is on the front end, sustainment on the back end of maintaining systems that the DoD needs as we move forward to influence national security.

On our engineering side, we have the capability in one of our organizations to embed sensors that will enable us to modify and improve jet engines for GE, Pratt & Whitney and others and basically enable us to understand the harmonics and the values of compression going through those systems so that we can provide instrumentation, fabrication and the solution back to the end customer in order to integrate and get to the best solution they can possibly bring.

In addition to that, we do reverse engineering, where we are able to take apart and reconfigure auxiliary power units. We do this for Honeywell in a long-term contract, and we're able to take them apart and then rebuild. And as we move forward to our technology road map, which is going to be a fourth segment we're building on, we're able to use that capability going forward to provide a solution for the DoD.

If you look at precision manufacturing -- most manufacturing companies are able to do high-speed 5-axis machining, but most are not able to manufacture an impeller. A compression portion that goes into jet engines, which is very unique and capable. And so it's difficult to manufacture these in 5-axis and be successful at it.

The other piece here is palletized machining, which we have for large format programs and parts as well as robotic machining and welding, which is unique when you can manufacture lights out and run these operations. So manufacturing uniqueness there. We also do hard metals manufacturing. 300M is materials used in landing gear, and we have a long-term contract with Boeing for the C-17. We're actually developing the next components that are going into the newer generation of that landing gear, and we'll be delivering those out in '26 and '27.

The nondestructive testing is unique because of the engineering capability we bring to the table. If you look at our relationship with SpaceX there -- and space is critical when it comes to ensuring that your materials don't have any voids or problems that you might experience when you're manufacturing or when you're on launch under pressure. And so our engineering team has come up with a way to test material more quickly than the standard method to provide these materials to SpaceX in a very rapid format.

And because of this, delivery is critical so that they can get their systems up in space as fast as possible. We're able to provide a unique engineering custom solution for them and others. And so as I look at these 3 segments, and I add a fourth to that, we have transmit, receive and sensor capability, and we're moving into the area of acquiring composites and additive manufacturing firms to add specialized manufacturing to this organization as we have it.

And that will support the unmanned aerial systems, monitoring systems that are out there for the DoD in high volumes. We're also talking on the technology side to AI companies as well as low-latency capability, which is useful when it comes to electronic warfare and being first to the target. So those are a little bit of what we're talking about. And now Ron is going to walk through how we got here with respect to our acquisition road map.

00:15:04.900 | Ron Buschur (Target Company, Precision Aerospace & Defense)

Yes. We have a proven and programmatic approach that we've taken. And a couple of key areas I'd like to share with you. First of all, these companies are accretive to PAD day 1. We're not looking to cut brick-and-mortar, rightsize the organizations or have to disassemble them to make them profitable. The organizations are stand-alone. They're profitable as we sit today. We acquire these companies on 5 to 7x EBITDA multiple using a portion of cash and stock to incentivize the team. The teams are staying with the organization.

They have executive agreements to stay with the company going forward with incentives to grow their EBITDA and cross-sell the components and become a solution provider, ultimately using all of our divisions' capabilities. We have capacity in place with these operations. Most of these businesses run a single to, in some cases, 2 shifts. So we have about 30-plus percent capacity available, so we don't have to spend any additional capital equipment going forward.

And we have succession plans in place and being put in place with all of these organizations and their executives. The key is to move ourselves from a product provider to a solution provider with the capabilities of these organizations cross-selling products jointly. And that will be the success that we will continue to build upon.

00:16:41.480 | Brent Borden (Target Company, Precision Aerospace & Defense)

This next slide shows our nationwide footprint. We're not one location in one facility. We're spread across the country, and we're in unique locations. In the Northwest with our nondestructive test team up there, Blue Origin is one of our customers in addition to 6 other companies that are vying for the space market, so we intend to work into that area.

I added the Idaho National Labs, Pacific Northwest National Labs from my previous work, knowing that there's a need there for nuclear and battery testing. And so we're positioned to be able to continue to grow up in that area in addition to our Boeing relationships.

In the South, if you look at Southern California, you have Boeing, Northrop Grumman, SpaceX, all the major defense contractors playing in that area, including Honeywell in Phoenix, Arizona, where we have long-term agreements on auxiliary power units. But also in that area are program executive offices that do testing and acquire systems for the DoD. And so we're intensely pursuing those areas.

Of note, in the center of the country is where our headquarters is located in Kansas City, which is where the Kansas City National Security Campus is where I worked previously. And we've been able to integrate and use synergy across our organization to be able to provide proposals to the KCNSC for national security activity with the Department of Defense and others. And we were able to do that by bringing our organization together and using the different capabilities that they have to be able to provide a full and complete solution to those proposals.

We believe that in the next 3 to 4 weeks, as we end up the year here, we'll know where we stand on those, and the competition is looking like we might be in a good place. But we'll let you know that in the future as we get into our future messaging to you down the road. I also included in here JSOC, SOCOM, Air Force Special Operations Command because Ron has relationships there, I've had relationships there, and we believe that, that's a way into the DoD for rapid development and growth opportunities.

In addition to that, if you look at the Air Force bases -- Hill, Tinker, Robins and Wright-Patt Air Force Bases where the sustainment activities occur for the Air Force on airframes such as the Minuteman III, which is our missile. And we also look at the B-2 and other airframes like the B-52 that have been out there for a long time and continue to fly.

The B-1 bomber is also that. We have a license agreement with Boeing that we provide MRO with the B-1 bomber. And so those relationships existing and the ones that we intend to build are in this area. And that's why we wanted to show you how we set out. Joe, do you want to hit the financials, please?

00:19:28.260 | Joe Thiewes (Target Company, Precision Aerospace & Defense)

Sure. Thanks, Brent. We have 2 pages to share with you on how we think about our financial projections for both 2025 and 2026. Before walking through the projections, though, I just want to give a brief background on our process. Over the past few months, we've met with several investors under confidentiality with our advisors and use this presentation to guide those discussions.

To ensure all parties have access to the same information, we're now publicly sharing the same materials to bring everyone to the same level of disclosure. Starting with the organic projections for 2025, which are shown on this slide, we remain confident in our pro forma sales surpassing $70 million and EBITDA estimate of $14.4 million. On a pro forma unaudited basis, we have generated $10.5 million of EBITDA 3Q year-to-date.

And from a cash perspective, our EBITDA to free cash flow conversion has been strong, running at approximately 65% year-to-date, and we expect that same conversion to happen in 4Q. Then looking ahead to 2026, we're projecting $85 million revenue and $16.2 million of associated EBITDA. We are on track to enter 2026 with approximately 60% of our revenue already in backlog, and that gives us strong conviction that we will execute on these projections.

On the next page, this is where we layer in our organic projections with the planned acquisition activity. And given that we have multiple active targets under evaluation, the final composition of our business at the end of the year will depend on which tractions close in 2025 versus those that may shift into the first half of 2026.

For 2026 on a pro forma basis, reflecting both the organic performance and the anticipated inorganic additions, we're estimating approximately $129 million in revenue and just over $25 million of EBITDA. And lastly, in mid- to late January, we're planning to hold an Investor Day. And at that time, we will provide additional details specifically on our acquisition updates and a deeper walk-through on our 2026 financial outlook. And with that, I'll hand it back to Ron to talk about our customer base.

00:21:58.000 | Ron Buschur (Target Company, Precision Aerospace & Defense)

Yes. We're fortunate this isn't an all-inclusive customer base, but it certainly gives you a good flavor and a feel for the depth and breadth of the customers that we have from Fortune 500 companies to military, government applications and customers as well as the space and the commercial aerospace market. SpaceX has been growing. We continue to grow that relationship as well as GE, Honeywell and Boeing.

We're excited about the nondestructive testing capability and that market demand that continues to grow as well as our relationship with Rolls-Royce, GE and Boeing. These customers allow us to cross-sell our products and become a solution provider because that will allow them to expand their supply chain without any additional qualifications needed to bring these products and solutions to market.

The stickiness of these companies and the long history is critical for our success. And with these customers, we have predictable, sustainable growth that we want to continue to leverage upon, and we want to be able to move up the value chain and become a solution provider in the very near future to these blue-chip customers. Brent?

00:23:20.410 | Brent Borden (Target Company, Precision Aerospace & Defense)

Yes. So this next slide, we just wanted to give you a flavor for how we intend to grow and where we focus in that area. If you look on the left, you have organic, which is internal growth. And then on the right, inorganic as we move up the chain to our M&A activity. And as we mentioned before, institutional knowledge is critical to us, so preserving specialized knowledge is key to success. We want the legacy organizations that we're acquiring to continue to grow and build using the team that they have been successful with in the past.

And that's why Ron mentioned the way we incentivize our organization to move forward and keeping that knowledge in play is critical to us. With respect to organic growth, we're already profitable, but we have existing plant capacity that will enable us to, without adding CapEx, continue to grow and build the organization with what we currently have in addition to the M&A activity that we'll talk about in a moment.

The platform accretion piece is sustainment, basically building on top of the existing relationships that we have and taking those experiences and sharing them with other organizations that have a similar need. And so when we look at the B-1, the B-52, AWACS, KC-135, those are the airframes that are needed by the DoD and are typically neglected. So we see an opportunity there to continue to grow our platform.

With respect to NDT service expansion, if you're watching the market, and I know you all are, space is going crazy on the commercial side, and there's a need for nondestructive test in that way. And we've been successful with the existing relationships we have. We intend to grow that and maximize the equipment and capability that we currently have to grow in other areas.

When we come to technology-driven M&A, I mentioned additive manufacturing and composites as part of the technology and the capability that we're looking to increase into and also taking advantage of our transmit, receive solutions and sensors in order to provide solutions for the government and DoD, where there's a great need, especially in the space area. Specialized manufacturing and engineering, we've also looked at the fact that the additive manufacturing of composites is critical to unmanned aerial systems, palletized munitions and loitering munitions.

And so we're looking at integrating those as well as an AI capability and low latency, which enables you to communicate quickly through an electronic warfare scenario and make success as you're targeting. So we have contacts with those organizations. It's part of our pipeline and our growth strategy going forward to build up our technology segment. And the next slide is Ron about our experienced team.

00:26:06.701 | Ron Buschur (Target Company, Precision Aerospace & Defense)

Yes. A business is successful with the technology that Brent has shared with you and the capabilities and solutions that we're able to offer our Fortune 500 companies. But it's more than brick-and-mortar, it's people. People are the success and the key for us to grow these businesses.

These executives have long histories building their companies to a substantial contribution that they bring towards PAD today. They're willing and they want and they are excited to be a part of PAD moving forward and the growth of our company. And with Brent and Joe's experience and the team's experience moving forward, I'm very excited for us to transform PAD into a world-class, $1 billion A&D company.

00:26:53.030 | Brent Borden (Target Company, Precision Aerospace & Defense)

And just to close out, we just want to remind you that this is not the normal SPAC that you've seen. This is a proven and profitable platform. We have a pipeline of acquisitions that are coming through. We're excited to share more with you in the future, and we're open to your questions. So I'm going to hand it back to Adam at this time.

00:27:14.530 | Adam Gishen (SPAC Sponsor, FACT II)

Thank you, Brent. Operator, is there anything else we should tell participants about how to access the Q&A system?

00:27:21.080 | Tamia (moderator)

Absolutely. Just as a quick reminder, if you'd like to ask a question, you can do so by pressing the Q&A button at the bottom of the screen. There appears to be no questions at this time, so I'll give one final reminder that if you'd like to ask a question, please press the Q&A button at the bottom of your screen.

00:28:06.120 | Adam Gishen (SPAC Sponsor, FACT II)

Okay. Thanks. It looks like no questions. So just a couple of remarks from me just on timing. You can see that we have announced a business combination agreement, filed that document with PAD, with Precision Aerospace & Defense. We've also filed this presentation here, so you have it on our website and the government website, SEC website as well as the press release.

The plan now really is to get the S-1 filing into the regulator, and we'll keep you posted. As the guys said, the plan is really to do an Investor Day in January next year, where we'll obviously be able to go into more information around the company and the planned leaseback, which is forthcoming. So, Brent, I'm just going to hand over to you for any last questions. But from my side, thanks, everyone, for dialing in, and we look forward to staying in touch going forward.

00:28:55.960 | Brent Borden (Target Company, Precision Aerospace & Defense)

All right. Thank you very much. I appreciate your time. We're excited to be working with you in the future. Give us a call.

00:29:01.847 | Tamia (moderator)

Yes, there -- looks like there is one text question that has queued up.

00:29:08.410 | Brent Borden (Target Company, Precision Aerospace & Defense)

Oh, okay. Okay. So the question is, who do you traditionally compete with in the M&A as you look for targets? Well, we're competing with many, and we don't win all of them, I'll tell you that. We are definitely looking for legacy organizations and for a team that wants to continue to work. We're not looking for an organization where the owner wants to drop the company and go into retirement. We are definitely focused on growth, and we want our teams that come on board to be doing the same. And, Ron, do you have anything else you'd like to add to that?

00:29:50.010 | Ron Buschur (Target Company, Precision Aerospace & Defense)

No. I think the typical players who are doing M&A, whether they're venture capitalist or their PE firms, are looking at these same types of companies. But the advantage we bring, as Brent has shared with you, is we want these management teams to continue to run their business. They're successful, and they've done a good job of growing it, and we're incentivizing them to be a part of the organization and grow their business collectively. And that's a competitive advantage that we offer over our competition.

00:30:26.460 | Brent Borden (Target Company, Precision Aerospace & Defense)

Are there any other questions? Do you see that one, Adam? That might be for you.

00:30:41.980 | Adam Gishen (SPAC Sponsor, FACT II)

Yes, there's a question about whether there's a link here. Yes is the answer. It's on the FACT II website, and it will -- it's also on the SEC website. So it's under our ticker symbol on -- in the filings. You should have everything there about the launch. I think that's it. Thanks again, everybody, and have a good rest of the day.

00:31:14.380 | Brent Borden (Target Company, Precision Aerospace & Defense)

All right. Thanks so much.

00:31:15.980 | Ron Buschur (Target Company, Precision Aerospace & Defense)

Thank you.

00:31:18.060 | Brent Borden (Target Company, Precision Aerospace & Defense)

Thanks, Tamia.

00:31:20.620 | Tamia (moderator)

This concludes today's conference call. Thank you for your participation. You may now disconnect your lines. Goodbye.

Forward-Looking Statements

Certain statements included in this document that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; the size and growth potential of the markets for Precision Aerospace & Defense Group, Inc.’s (“PAD”) products and services; potential benefits of the business combination; future performance and anticipated financial impacts of the business combination; the satisfaction of the closing conditions of the business combination; expectations relating to the business combination, including the proceeds of the business combination, any financing related to the business combination and PAD’s expected cash runway and the timing of the closing. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of PAD’s and FACT II Acquisition Corp.’s (“FACT”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of PAD and FACT. These forward-looking statements are subject to a number of risks and uncertainties, including changes in market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the business combination or any transaction or financing related to the business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any U.S. Securities and Exchange Commission (the “SEC”) statements or enforcements or other actions relating to special purpose acquisition companies) that could adversely affect the combined company or the expected benefits of the business combination or any transaction or financing related to the business combination; the risk that the approval of the shareholders of FACT or any other condition to closing is not obtained; failure to realize the anticipated benefits of the business combination; risks relating to any legal proceedings that may be instituted against FACT, the combined company or others following the announcement of the business combination; risks relating to the uncertainty of the projected financial information with respect to PAD and the combined company; the ability to meet stock exchange listing standards following the consummation of the business combination; global economic and political conditions; the amount of redemption requests made by FACT’s public shareholders; and those factors discussed in documents that FACT has filed or will file with the SEC. Additional risks related to PAD’s business include, but are not limited to: the ability to negotiate definitive contractual arrangements with potential customers; the effects of competition on PAD’s future business; expectations regarding the timing of acquisitions and the performance of PAD’s current operating entities and acquisition targets, if such acquisitions are successfully completed; the occurrence of any event, change or other circumstances that could give rise to the termination of PAD’s ongoing acquisitions and potential acquisition targets; and the risk that the business combination disrupts current plans and operations of FACT or PAD as a result of the announcement and consummation of the business combination.

If any of these risks materialize or FACT’s or PAD’s expectations or assumptions prove to be incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FACT nor PAD presently know or that FACT and PAD currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FACT’s and PAD’s expectations, plans, or forecasts of future events and views as of the date of this document and are qualified in their entirety by reference to the cautionary statements herein. FACT and PAD anticipate that subsequent events and developments will cause FACT’s and PAD’s assessments to change. These forward-looking statements should not be relied upon as representing FACT’s and PAD’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither FACT, PAD, nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

No Offer or Solicitation

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination, or an offer to sell, or the solicitation of an offer to buy, any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Neither the SEC nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the business combination contemplated hereby or determined that this document is truthful or complete. Any representation to the contrary is a criminal offense.

Additional Information and Where to Find It

In connection with the business combination, FACT and PAD intend to prepare and file with the SEC a Registration Statement, which will include a preliminary proxy statement of FACT and a preliminary prospectus with respect to the securities to be offered in the business combination. After the Registration Statement is declared effective, FACT will mail a definitive proxy statement/prospectus relating to the business combination to its shareholders as of a record date to be established for voting on the business combination. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the business combination and the other matters to be voted upon at the FACT shareholder meeting. This document does not contain all the information that should be considered concerning the business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. FACT and PAD may also file other documents with the SEC regarding the business combination. FACT’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the business combination, as these materials will contain important information about FACT, PAD, and the business combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to FACT II Acquisition Corp., 14 Wall Street, 20th Floor, New York, New York 10005.

Participants in the Solicitation

FACT, PAD, and their directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from FACT’s shareholders in respect of the business combination and the other matters set forth in the Registration Statement. A list of the names of FACT’s directors and executive officers and a description of their interests in FACT is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” of FACT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 27, 2025 and is available free of charge at the SEC’s website located at www.sec.gov or by directing a request to FACT II Acquisition Corp., 14 Wall Street, 20th Floor, New York, New York 10005. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holdings or otherwise, will be contained in the proxy statement/prospectus relating to the business combination when it becomes available.